EXHIBIT 99.1

CECT To Launch Major Marketing Programs Across China

     HUIZHOU, Guangdong, China, Sept. 3 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that their subsidiary, CEC Telecom Co., Ltd. (CECT), will soon be launching a major marketing campaign entitled “Flame Storm.” This campaign, to run throughout China, will be initiated before the traditional Chinese holiday season starts with National Day on October 1.

     The company is strong in R&D and has developed an extensive distribution network covering 31 provinces and cities across the country.

     “The second half of the year is the prime season for mobile phone sales,” said Mr. Wu Zhiyang, CEO of CECT. “The company will therefore embark on this carefully prepared marketing program, which includes the following action items:

     To launch 8-10 new models of CECT mobile phones uniquely designed for different user groups. These include the T868 Mini PDA Camera Mobile, specifically tailored to female employees in the office, and the T689 Mobile, featuring a 1.3 Megapixels digital camera. Widely recognized for good quality and competitive price, these models have individualized designs and multiple functions appealing to different consumer groups, and will generate a good gross margin ratio.

     The company appointed China’s national synchronized swimming team, which had an outstanding performance at the Olympic Games in Athens, as its corporate ambassador. This will help demonstrate the determination of CECT to further globalize its business based on its China operations.

     “With the help of over 50 media companies, CECT, along with its more than 300 major retailers and distributors in China, will soon kick off this campaign all around the country,” Mr. Wu continued.

     “This campaign will need more budgets for advertising and other related expenses. However, selling expenses as a percentage of sales revenue is not likely to increase as more mobile phones are to be sold through extensive efforts due to the promotion. As a result of the campaign, I believe, the company will achieve a 40% increase in its sales volume in the second half of 2004 compared with the first half. In 2004, CECT aims to stand among the top five domestic players in China’s mobile phone market in terms of sales,” concluded Mr. Wu.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     SOURCE Qiao Xing Universal Telephone, Inc.

     -0- 09/03/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)